Filed by Atmus Filtration Technologies Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended
Subject Company: Cummins Inc.
Commission File No.: 1-4949

Subject: Cummins Exchange Offer - Talking Points for Key Leaders

Dear Key Leaders,

Attached you will find Leader Talking Points that can be used to address employee questions related to Cummins’ launch of an exchange offer to split-off its remaining stake in Atmus.

For our external facing key leaders, you will also find Customer / Supplier Talking Points to address inquiries you receive from your customers or suppliers.

The materials are for internal use only. If you have any questions related to the talking points, please reach out to your ALT member or me.

Keri Moenssen

Communications Director

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Internal Use Only

CUMMINS EXCHANGE OFFER ANNOUNCEMENT – Talking points for leaders

This document contains talking points to help address questions from employees about Cummins’ announcement on Wednesday, February 14, 2024 regarding the launch by Cummins of an exchange offer of shares of Atmus common stock for shares of Cummins common stock in connection with the separation of Atmus from Cummins.

The following talking points are for internal use only. They are intended to help answer employee questions about the announcement. Employee questions related to the process for participating in the offer, including through the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees (together, the “RSP”) or holding Cummins common stock, should be directed to the appropriate resources listed below.

TALKING POINTS

•	On February 14, 2024, Cummins launched an exchange offer to split-off its remaining 80.5% stake in Atmus.

•	Through this exchange offer, Cummins shareholders can choose to exchange all, some, or none of their Cummins common stock for shares of Atmus common stock, subject to the terms of the offer.

•	If the exchange offer (and related transactions, if any) are completed, Cummins will divest its ownership interest in Atmus and no longer be the majority shareholder of Atmus.

•	We believe that now is the right time for Atmus shares to be distributed and are confident that a split-off is the right path forward to achieve this separation and deliver value to Cummins shareholders and our future shareholders.

•	In connection with this announcement, Cummins filed related materials with the SEC, called a Schedule TO. Atmus has also filed a Form S-4 Registration Statement with the SEC, which has all of the information about Atmus and the exchange offer, including its terms and conditions.

•	As an Atmus employee, if you hold any shares of Cummins common stock, the exchange offer may be relevant to you and the stock you hold.

•	I’d like to emphasize that the decision to participate in the exchange offer is voluntary. No action is necessary for Cummins shareholders who choose not to participate.

•	Cummins, Atmus or any respective agents are not making any recommendation as to whether or not employees or shareholders should participate in the exchange offer.

•	If you have any questions regarding your Cummins stock or participation in the exchange offer, please go to the RSP website at yourbenefitsresources.com/cummins for more information. For further assistance, please connect with a 401(k) representative.

•	For more information about the exchange offer, including the RSP, contact Okapi Partners LLC at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

•	Thank you for your continued focus on delivering your objectives that contribute to the success of Atmus.

•	We’ll continue to keep you informed as we work toward the final stages of the separation.

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Internal Use Only

CUMMINS EXCHANGE OFFER ANNOUNCEMENT – Talking points for customers and suppliers

This document contains talking points to help answer customer and supplier questions about Cummins’ announcement on Wednesday, February 14, 2024 regarding the launch by Cummins of an exchange offer of shares of Atmus common stock for shares of Cummins common stock in connection with the separation of Atmus from Cummins.

The following talking points are for internal use only.

TALKING POINTS

•	Cummins launched an exchange offer on February 14, 2024 related to its stake in Atmus. As you may recall, following the Atmus IPO in May 2023, Cummins continued to hold approximately 80.5% of Atmus’ common stock. The exchange offer gives Cummins existing shareholders the option to exchange shares of Atmus stock for shares of Cummins stock. Through the exchange offer, Cummins intends to divest its 80.5% ownership interest in Atmus.

•	The exchange offer is an important milestone that will better position Atmus to focus on its core markets and growth strategy.

•	Atmus is a global leader in filtration and media solutions and will be well positioned to continue innovating and developing the solutions that keep you and your customers operating.

•	We will continue to provide premium, leading filtration products to customers across truck, bus, agriculture, construction, mining, marine and power generation vehicle and equipment markets, along with comprehensive aftermarket support and solutions.

•	This announcement does not have any impact on our operations at this time and our customers continue to be our top priority. All existing contracts and relationships will remain in place, and customers and suppliers will continue to work with their existing Atmus contacts.

•	Atmus has already operated as a standalone company since May of 2023. Throughout and after the exchange offer, it is business as usual.

•	We’ll continue to keep you informed as we work toward the final stages of becoming an independent company.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).